ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
617.342.4000 TEL
617.342.4001 FAX
foley.com
August 2, 2011
WRITER’S DIRECT LINE
617.342.4000
pbroude@foley.com EMAIL

CLIENT/MATTER NUMBER
052974-0179
Via Overnight Delivery
via EDGAR
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed August 2, 2011 File No. 333-174139
Ladies and Gentlemen:
     On behalf of Carbonite, Inc. (the “Company” or “Carbonite”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 1, 2011, relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) filed with the Commission on July 28, 2011 and Amendment No. 5 to the Registration Statement filed with the Commission on July 29, 2011.
     The Company is concurrently filing via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 6.
Summary Consolidated Financial Information and Other Data, page 7
1.	We note your response to prior comment 1, and your disclosure that management uses bookings as a leading indicator of revenue for future periods. As you disclose elsewhere, you initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. Please explain or revise your statement that bookings is a leading indicator of revenue for future periods, as it is unclear how this metric could be an indicator for future revenue when it seems to represent the present dollar value of new contracts obtained during the period.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Assistant Director Barbara C. Jacobs
August 2, 2011

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose on pages 9, 43 and 47 that bookings represents the aggregate dollar value of customer subscriptions received by the Company during a period, and that the Company initially records a subscription fee as deferred revenue and then recognizes it ratably, on a daily basis, over the life of the subscription period.
Capitalization, page 37
2.	Please reconcile for us the difference between the pro forma cash and short-term investments amount and the pro forma adjusted cash and short-term investments amount as compared to the estimated net proceeds.

Response

In response to the Staff’s comment, the Company supplementally advises the Staff that the pro forma as adjusted cash and short-term investments balance reflects the addition of the estimated net proceeds of the offering, calculated based on (i) the number of primary shares included in the offering multiplied by the mid-point of the offering range, less (ii) an estimated underwriters’ discount of 7% and $1,396,000 in estimated unpaid offering costs at June 30, 2011. The following is a reconciliation of pro forma cash and short-term investments to pro forma as adjusted cash and short-term investments (dollars in thousands):

$16,243	Pro forma cash and short-term investments as of June 30, 2011
85,864	Gross proceeds of 5,366,473 shares at the offering range mid- point of $16 per share
(6,010)	Underwriters’ discount estimated at 7%
(1,396)	Estimated unpaid offering costs

$94,701	Pro forma as adjusted cash and short-term investments as of June 30,2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-based compensation, page 51
3.	We reissue comment 11 from our letter dated July 22, 2011. Consider revising your disclosures to include the intrinsic value or fair value of all outstanding vested and

Assistant Director Barbara C. Jacobs
August 2, 2011

unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response

In response to the Staff’s comment, the Company has elected as a matter of policy to disclose the requested information using the intrinsic value method, and has accordingly revised the disclosure to include on page 56 the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of June 30, 2011, the most recent balance sheet date included in the registration statement.
* * * * *
          Please contact me or Edouard C. LeFevre, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.

Sincerely,

/s/ Paul D. Broude

Paul D. Broude

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Accountant Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor